UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Amendment No. 3)
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

OSG AMERICA L.P.
(Name of Subject Company (Issuer))

OSG BULK SHIPS, INC.
(Offeror)
a wholly owned subsidiary of

OVERSEAS SHIPHOLDING GROUP, INC.,
(Names of Filing Persons)

Common Units representing limited partner interests
(Title of Class of Securities)

671028108
(CUSIP Number of Class of Securities)

James I. Edelson
General Counsel & Secretary
Overseas Shipholding Group, Inc.
666 Third Avenue, New York, New York 10017
(212) 953-4100
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Gary L. Sellers, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Ave.
New York, NY 10017
(212) 455-2695

Calculation of Filing Fee:

Transaction Valuation(1)	Amount of Filing Fee(2)
$71,791,676.50	$4,005.98

(1)

The transaction valuation is estimated solely for purposes of calculating the fee only. The calculation assumes the purchase of all of the issued and outstanding common units of OSG America L.P. not beneficially owned by Overseas Shipholding Group, Inc. at a purchase price of $10.25 per unit in cash. Accordingly, the calculation assumes the purchase of 7,004,066 common units.

(2)

The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2009, issued March 11, 2009. The fee equals $55.80 per one million dollars of transaction value.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 4,005.98	Filing Parties: Overseas Shipholding Group, Inc., OSG Bulk Ships, Inc.

Form or Registration No.: Schedule TO-T	Date Filed: November 5, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☒	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO on November 5, 2009 (as amended and supplemented, this “Schedule TO”) by Overseas Shipholding Group, Inc., a Delaware Corporation (“Parent”), and OSG Bulk Ships, Inc., a New York corporation (“OSG Bulk” and, together with Parent, “OSG”).  The Schedule TO relates to the offer by OSG Bulk to purchase common units (“Units”) of OSG America L.P., a Delaware limited partnership (the “Partnership”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 5, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be supplemented or amended from time to time, the “Offer”).

All capitalized terms used but not defined in this Schedule TO have the meanings ascribed to them in the Offer to Purchase.

The items of this Schedule TO set forth below are hereby further amended and supplemented as follows:

Item 11.       Additional Information

The Section captioned, “The Offer—Section 12. Certain Legal Matters — Unitholder Litigation” is hereby amended to include the following at the end of the Section:

On November 25, 2009, the parties to the actions captioned Balanced Beta Fund v. Arntzen, et al. and Dukelow v. OSG America, L.P., et al. entered into an agreement in principle to settle the aforementioned purported class action lawsuits. The agreement in principle is set forth in a Memorandum of Understanding (“MOU”) executed by counsel for defendants and class plaintiffs in each of these purported class actions.  The parties have agreed to enter into a stipulation of settlement as soon as practicable.  The basic terms of the settlement, which is subject to court approval,  include  that (1) the defendants have denied, and continue to deny, that any of them has committed or has threatened to commit, or aided and abetted any other person in the commission or threatened commission of, any wrongdoing, violation of law or breach of duty; (2) the Partnership will make certain additional disclosures, acknowledging that the lawsuits and related discussions engaged in with counsel for the class plaintiffs were a substantial and contributing cause of the Partnership’s determination to make such disclosures;  (3) the Balanced Beta Fund action will be conditionally certified, for settlement purposes only, as a class action; and (4) the class plaintiffs will dismiss their claims and provide releases to the defendants as specified in the MOU. The settlement is conditioned upon, among other things, definitive documentation and court approval, the dismissal of all pending litigation related to Offer, and the successful consummation of the Offer and the Repurchase Right.

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SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: November 27, 2009

OVERSEAS SHIPHOLDING GROUP, INC.

By:	/s/ MYLES R. ITKIN

Name:	Myles R. Itkin
Title:	Executive Vice President

OSG BULK SHIPS, INC.

By:	/s/ MYLES R. ITKIN

Name:	Myles R. Itkin
Title:	Senior Vice President

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